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                                                                  Exhibit (a)(3)

2002 Annual Report                                                April 30, 2003
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                        EVERFLOW EASTERN PARTNERS, L.P.
Newsletter
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TO OUR EVERFLOW PARTNERS . . .

         Everflow Eastern Partners, L.P. incurred development costs of $3.7 million during 2002, including the purchase of approximately $222,000 of producing oil and gas properties. The Standardized Measure of Discounted Future Net Cash Flows increased by $22.8 million between December 31, 2001 and 2002 due primarily to net changes in natural gas and crude oil prices. Total assets of the Company amounted to $52.6 million with partners' equity of $51.5 million.

         Over the ten years prior to 2002, the Company had been selling a significant portion of its natural gas pursuant to Intermediate Term Adjustable Price Gas Purchase Agreements with Dominion Field Services, Inc., its affiliates and its predecessors ("Dominion"). The Company's last remaining long-term contract with Dominion terminated during 2001. The Company replaced these long-term contracts with short-term contracts, which obligate Dominion and Interstate Gas Supply, Inc. to purchase, and the Company to sell and deliver, certain natural gas production from the Company's wells throughout the contract periods. Prices under these contracts range from $4.00 to $8.05 per MCF with excess natural gas production priced at the NYMEX settled price plus a basis adjustment.

         The Company distributed $1.25 per Unit during 2002 and reported net taxable income of $0.89. Net taxable income is determined by adding Ordinary Income, Interest and Dividends less IDC and Depletion deductions on a per Unit basis.

FINANCIAL REPORT

         Enclosed with this Newsletter is the following financial information:

         - Everflow Eastern Partners, L.P. audited financial statements for the year ended December 31, 2002, including Notes to Consolidated Financial Statements.

         - "Management's Discussion and Analysis of Financial Condition and Results of Operations" taken from the Company's Form 10-K Annual Report filed with the Securities and Exchange Commission.

RESERVE REPORT

         Enclosed is a copy of the letter prepared by Wright & Company, Inc., Petroleum Consultants, including a summary report of the remaining oil and gas reserves, future net income and standardized measure of discounted future net income for all properties in which the Company owns an interest. The Company's reserve analysis as well as additional oil and gas information can be found in the enclosed financial statements (see Note 11).

REPURCHASE RIGHT

         As you know, the Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership.

         Between April 30, 2003 and June 30, 2003, you as a Unitholder of the Company, may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2002, as adjusted for distributions since that date.

         Based on the enclosed audited financial statements, the Purchase Price this year is $8.44 per Unit calculated as follows:

Total partners' equity at December 31, 2002           $ 51,508,000
Add:
     Standardized Measure of Discounted
     Future Net Cash Flows                              67,934,000
     Tax effect adjustment                               1,421,000
                                                       -----------
                                                        69,355,000

Deduct:
     Carrying value of oil and gas properties
     (net of undeveloped lease costs and
     prepaid well costs):
         Historical cost                               118,141,000
         Depletion and Amortization                     76,100,000
                                                       -----------
                                                        42,041,000

Adjusted Book Value                                     78,822,000
66% of Adjusted Book Value                              52,023,000
98.85% Limited Partners' share                          51,423,000
Unit price based on 5,748,773 Units                           8.94
Distribution - January 2, 2003                                 .25
Distribution - April 1, 2003                                   .25
                                                       -----------
Calculated Purchase Price                              $      8.44
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


         Management of the Company believes that the Purchase Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

         Management of the Company believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs back in the 1980's) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) are subject to recapture and are treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer the Purchase).

         The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.


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 585 West Main Street, Post Office Box 629, Canfield, Ohio 44406 - 330-533-2692